SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


                            GOLDEN TELECOM, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
    -------------------------------------------------------------------
                               (CUSIP Number)

                               CONNIE HELYAR
                         CAVENDISH NOMINEES LIMITED
                 C/O INTERNATIONAL PRIVATE EQUITY SERVICES
                      13-15 VICTORIA ROAD, PO BOX 431
                               ST. PETER PORT
                                  GY1 3ZD
                         GUERNSEY, CHANNEL ISLANDS
                              +44-1481-713-843
------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             SEPTEMBER 5, 2002
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CAVENDISH NOMINEES LIMITED

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               NONE*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           1,844,469*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             NONE*

                10. SHARED DISPOSITIVE POWER

                        1,844,469*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,844,469*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%

14. TYPE OF REPORTING PERSON

        OO - LIMITED LIABILITY COMPANY


*  See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        BARING VOSTOK PRIVATE EQUITY FUND LP1

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               394,998*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             394,998*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        394,998*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.5%

14. TYPE OF REPORTING PERSON

        PN


*  See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        BARING VOSTOK PRIVATE EQUITY FUND LP2

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               643,195*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             643,195*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        643,195*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.4%

14. TYPE OF REPORTING PERSON

        PN


*  See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        BARING VOSTOK PRIVATE EQUITY FUND LP3

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               439,383*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             439,383*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        439,383*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%

14. TYPE OF REPORTING PERSON

        PN


*  See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        BARING VOSTOK FUND CO-INVESTMENT LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               12,609*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             12,609*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,609*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.05%

14. TYPE OF REPORTING PERSON

        PN


*  See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        THE NIS RESTRUCTURING FACILITY LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               354,284*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             354,284*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        354,284*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.3%

14. TYPE OF REPORTING PERSON

        PN


*  See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        BARING VOSTOK FUND (GP) LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               1,844,469*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             1,844,469*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,844,469*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%

14. TYPE OF REPORTING PERSON

        PN


*  See Items 5 and 6 below

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        BARING VOSTOK FUND MANAGERS LIMITED

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]*

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               1,844,469*

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           NONE*

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             1,844,469*

                10. SHARED DISPOSITIVE POWER

                        NONE*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,844,469*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%

14. TYPE OF REPORTING PERSON

        OO - LIMITED LIABILITY COMPANY


*  See Items 5 and 6 below

INTRODUCTORY STATEMENT
----------------------

     This Amendment No. 2 relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Golden Telecom, Inc., a Delaware corporation ("Golden Telecom"). The principal executive offices of Golden Telecom are located at c/o Representation Office Golden Teleservices, Inc., 12, Trubnaya Ulitsa, Moscow, Russia 103045.


ITEM 2.   Identity and Background
          -----------------------

     Item 2 is hereby amended by deleting the first two paragraphs of Item 2 and replacing them in their entirety by the following:

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Statement") originally filed on May 21, 2001 by Cavendish Nominees Limited ("Cavendish"), Baring Vostok Private Equity Fund LP1 ("BVPE 1"), Baring Vostok Private Equity Fund LP2 ("BVPE 2"), Baring Vostok Private Equity Fund LP3 ("BVPE 3"), The NIS Restructuring Facility LP ("NIS Restructuring"), Baring Vostok Fund (GP) LP ("BVF") and Baring Vostok Fund Managers Limited ("BVF Managers"), as amended by Amendment No. 1 on
Schedule 13D/A filed on November 9, 2001.

     Cavendish, a limited liability company organized and registered under the laws of Guernsey, is the nominee of each of Barings Vostok Fund Co-Investment LP ("BVFCI"), BVPE 1, BVPE 2, BVPE 3, and NIS Restructuring (collectively, the "LP Funds") with respect to the shares of Common Stock held by them and, in its capacity as nominee, is the named party to certain agreements relating to such shares (see Items 5 and 6 of the Statement, as amended and supplemented hereby). Each of the LP Funds is a limited partnership organized under the laws of Guernsey. BVF, a limited partnership organized under the laws of Guernsey, is the general partner of each of the LP Funds. BVF Managers, a limited liability company organized under the laws of Guernsey, is the general partner of BVF and an indirect wholly-owned subsidiary of ING Groep NV ("Parent"), a company organized under the laws of The Netherlands.

     BVPE 1, BVPE 2, BVPE 3, BVFCI, NIS Restructuring, BVP and BVP Managers are collectively referred to as the "Reporting Persons."


ITEM 4.   Purpose of Transaction
          ----------------------

Item 4 is hereby amended by deleting the entire text of the existing paragraph (b) thereof and replacing it with the following:

     (b) Cavendish has entered into the New Shareholders Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.14), which contains certain provisions for the nomination and removal of the directors of Golden Telecom, and the New Standstill Agreement (as described in Item 5 and Item 6 below, and a copy of which is attached hereto as Exhibit 99.15), which contains certain provisions relating to business combinations, proxy contests and the acquisition of shares of Golden Telecom.

     The disclosure set forth in Item 6 of this Statement is specifically incorporated by reference into this Item 4 in its entirety.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 is hereby amended by deleting the entire text therein and replacing it with the following language:

     (a) As of the date hereof, as disclosed to the Reporting Persons by Golden Telecom, there are an aggregate of 26,827,115 shares of Common Stock outstanding. Due to their relationship with the LP Funds (see Item 2), as of the date hereof, BVF and BVF Managers beneficially own, and Cavendish may be deemed to beneficially own, 1,844,469 shares of Common Stock. Based on an aggregate of 26,827,115 outstanding shares of Common Stock, this would represent approximately 6.9% of the outstanding shares of Common Stock. Cavendish disclaims beneficial ownership of all Common Stock beneficially owned by the LP Funds, BVF and BVF Managers.

     Golden Telecom, OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), CIPEF, and Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund" and, together with Cavendish, "Barings") entered into a Shareholders Agreement dated as of September 5, 2002 (the "New Shareholders Agreement") and a Standstill Agreement dated as of September 5, 2002 (the "New Standstill Agreement") which supersede the Shareholders Agreement dated as of May 11, 2002 (the "Old Shareholders Agreement") and the Standstill Agreement dated as of March 31, 2001 (the "Old Standstill Agreement"), respectively.

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, CIPEF and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, as of September 5, 2002, each of RTK, Alfa Telecom, CIPEF, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers and percentages of shares of Common Stock: RTK - 4,024,067 (15.0%); Alfa Telecom - 10,731,707 (40.0%); CIPEF - 2,166,405 (8.1%) and First NIS Fund -
723,907 (2.7%).

     To the best of the Reporting Persons' knowledge, as of September 5, 2002, RTK, Alfa Telecom, CIPEF, First NIS Fund and the LP Funds (through Cavendish as nominee), in the aggregate but not individually, may be deemed to beneficially own 19,490,554 shares of Common Stock (72.7%). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, CIPEF and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof forms a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, CIPEF or First NIS Fund.

     As of the date hereof (i) BVPE 1 beneficially owns 394,998 shares of Common Stock, representing approximately 1.5% of the outstanding shares of Common Stock, (ii) BVPE 2 beneficially owns 643,195 shares of Common Stock, representing approximately 2.4% of the outstanding shares of Common Stock,
(iii) BVPE 3 beneficially owns 439,383 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock, (iv) BVFCI beneficially owns 12,609 shares of Common Stock, representing approximately 0.05% of the outstanding shares of Common Stock and (v) NIS Restructuring beneficially owns 354,284 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock. The aggregate of 1,844,469 shares beneficially owned by all of the LP Funds collectively represent approximately 6.9% of the outstanding shares of Common Stock.

     Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

     (b) The number of shares of Common Stock with respect to which BVPE 1
(i) has sole voting power is 394,998, (ii) shares voting power is zero,
(iii) has sole dispositive power is 394,998 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVPE 2 (i) has sole voting power is 643,195, (ii) shares voting power is zero, (iii) has sole dispositive power is 643,195 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVPE 3 (i) has sole voting power is 439,383, (ii) shares voting power is zero, (iii) has sole dispositive power is 439,383 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVFCI (i) has sole voting power is 12,609, (ii) shares voting power is zero, (iii) has sole dispositive power is 12,609 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which NIS Restructuring (i) has sole voting power is 354,284, (ii) shares voting power is zero, (iii) has sole dispositive power is 354,284 and (iv) shares dispositive power is zero.

     BVF, as the general partner of the LP Funds, and BVF Managers, as the general partner of BVF, may be deemed to have sole voting and dispositive power over the aggregate of 1,844,469 shares of Common Stock held by the LP Funds (through Cavendish as nominee). As noted above, Cavendish disclaims beneficial ownership of all shares of Common Stock beneficially owned by the LP Funds, BVF and BVF Managers. Each of the LP Funds disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other LP Funds.

     Under the New Shareholders Agreement, Cavendish has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision. As noted above, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, CIPEF and First NIS Fund.

     The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to share beneficial ownership of 723,907 shares of Common Stock owned of record by First NIS Fund, representing, as of the date hereof, approximately 2.7% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by First NIS Fund and disclaims membership in any "group" with First NIS Fund.

     (c) On December 21, 2001, BVFCI was created and new investors purchased interests in the LP Funds. The LP funds agreed to allocate their participation in Golden Telecom as follows: BVPE1 - 394,998 shares of Common Stock; BVPE2 - 643,195 shares of Common Stock; BVPE3 - 439,383 shares of Common Stock; and BVFCI - 12,609 shares of Common Stock. Cavendish continues to be the nominee of all of the LP Funds with respect to the shares of Common Stock owned by each of the LP Funds.

     The disclosure set forth in Item 6 of this Statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The partners of the LP Funds have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by Cavendish, as nominee.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          -------------------------------------------------------------

          Item 6 is hereby further amended by deleting paragraphs (b), (c), and (d) therein and replacing it with the following language:

     (b) New Standstill Agreement. As disclosed in Item 5 above, Golden Telecom, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund entered into the New Standstill Agreement dated as of September 5, 2002, pursuant to which each of them agreed, among other things, not to (i) engage in "business combinations" with Golden Telecom (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of Golden Telecom in excess of specified levels and
(iii) engage in proxy contests in respect of shares of voting stock of Golden Telecom, in each case for a period of two years following the date of the New Standstill Agreement. In addition, the New Standstill Agreement grants to each of RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by Golden Telecom from time to time during the term of the New Standstill Agreement, which expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against the Company, (iii) an event of insolvency affecting the Company, or the appointment of a receiver for the Company or
(iv) on the second anniversary of the date of the New Standstill Agreement. A copy of the New Standstill Agreement, which amends and restates the Old Standstill Agreement, is included as Exhibit 99.15 to this statement and qualifies the disclosure set forth herein in its entirety.

     (c) New Shareholders Agreement. Golden Telecom, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS entered into the New Shareholders Agreement dated as of September 5, 2002 which supersedes the Old Shareholders Agreement in its entirety. The New Shareholders Agreement provides for certain tag-along rights exercisable by CIPEF and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than one-third of Golden Telecom's shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIPEF or Barings of such right, the exercising party may sell to the third party its pro rata portion of the shares covered by the third party offer.

     In addition, the New Shareholders Agreement provides for the nomination and removal of directors of Golden Telecom. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors. CIPEF and Barings each have the right to designate one director. RTK has the right to designate two directors, one of whom shall be independent and financially literate. Upon Alfa Telecom's ceasing to own fewer than 15% of the issued and outstanding shares of Common Stock, the number of directors designated by Alfa Telecom will be reduced to two. Upon RTK's ceasing to own fewer than 10% of the issued and outstanding shares of Common Stock, the number of directors designated by RTK will be reduced to one. Golden Telecom and each of RTK, Alfa Telecom, Barings and CIPEF have agreed that so long as the voting agreement set forth in Section 3 of the New Shareholders Agreement remains in effect, each of them will take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision.

     In addition, the New Shareholders Agreement contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of Golden Telecom and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review the special transaction.

     The New Shareholders Agreement also contains provisions relating to the assignment by GTS Holdings to Alfa Telecom of registration rights held by GTS Holdings in respect of its shares of Common Stock. The New
Shareholders Agreement is included as Exhibit 99.14 to this statement and qualifies the disclosure set forth herein in its entirety.


ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.14     Shareholders Agreement, dated as of September 5, 2002

Exhibit 99.15     Standstill Agreement, dated as of September 5, 2002

Exhibit 99.16 Agreement among Reporting Persons in respect of Schedule 13D Filing, dated as of September 11, 2002

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 11, 2002

                           CAVENDISH NOMINEES LIMITED


                           By:    /s/ Peter L. Gillson
                              ----------------------------------------------
                           Name:  Peter L. Gillson
                           Title: Director

                           BARING VOSTOK FUND MANAGERS LIMITED
                           AS GENERAL PARTNER OF
                           BARING VOSTOK FUND (GP) LP
                           AS GENERAL PARTNER OF
                           BARING VOSTOK PRIVATE EQUITY FUND LP 1


                           By:    /s/ Peter L. Gillson
                              ----------------------------------------------
                           Name:  Peter L. Gillson
                           Title: Alternate Director to Mrs Connie A.E. Helyar,
                                  Director

                           BARING VOSTOK FUND MANAGERS LIMITED
                           AS GENERAL PARTNER OF
                           BARING VOSTOK FUND (GP) LP
                           AS GENERAL PARTNER OF
                           BARING VOSTOK PRIVATE EQUITY FUND LP 2


                           By:    /s/ Peter L. Gillson
                              ----------------------------------------------
                           Name:  Peter L. Gillson
                           Title: Alternate Director to Mrs Connie A.E. Helyar,
                                  Director

                           BARING VOSTOK FUND MANAGERS LIMITED
                           AS GENERAL PARTNER OF
                           BARING VOSTOK FUND (GP) LP
                           AS GENERAL PARTNER OF
                           BARING VOSTOK PRIVATE EQUITY FUND LP 3


                           By:     /s/ Peter L. Gillson
                              -----------------------------------------------
                           Name:  Peter L. Gillson
                           Title: Alternate Director to Mrs Connie A.E. Helyar,
                                  Director

                           BARING VOSTOK FUND MANAGERS LIMITED
                           AS GENERAL PARTNER OF
                           BARING VOSTOK FUND (GP) LP
                           AS GENERAL PARTNER OF
                           BARING VOSTOK FUND CO-INVESTMENT LP

                           By:   /s/ Peter L. Gillson
                              ----------------------------------------------
                           Name:  Peter L. Gillson
                           Title: Alternate Director to Mrs Connie A.E. Helyar,
                                  Director


                           BARING VOSTOK FUND MANAGERS LIMITED
                           AS GENERAL PARTNER OF
                           BARING VOSTOK FUND (GP) LP
                           AS GENERAL PARTNER OF
                           NIS RESTRUCTURING FACILITY LP

                           By:   /s/ Peter L. Gillson
                              ----------------------------------------------
                           Name:  Peter L. Gillson
                           Title: Alternate Director to Mrs Connie A.E. Helyar,
                                  Director

                           BARING VOSTOK FUND MANAGERS LIMITED
                           AS GENERAL PARTNER OF
                           BARING VOSTOK FUND (GP) LP


                           By:   /s/ Peter L. Gillson
                              ----------------------------------------------
                           Name:  Peter L. Gillson
                           Title: Alternate Director to Mrs Connie A.E. Helyar,
                                  Director

                           BARING VOSTOK FUND MANAGERS LIMITED


                           By:   /s/ Peter L. Gillson
                              ---------------------------------------------
                           Name:  Peter L. Gillson
                           Title: Alternate Director to Mrs Connie A.E. Helyar,
                                  Director

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.****

99.2 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.***

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.**

99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems, Inc.***

99.5           Standstill Agreement, dated as of March 31, 2001.*

99.6           Amendment and Assignment Agreement, dated as of May 11, 2001.***

99.7           Shareholders Agreement dated as of May 11, 2001.*****

99.8           Agreement among Reporting Persons in respect of Schedule 13D
               Filing.***

99.9 Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001 from Cavendish Nominees Limited and First NIS Regional Fund SICAV to Global TeleSystems Europe Holdings B.V.******

99.10 Share Purchase Agreement dated October 16, 2001 by and between Global TeleSystems Europe Holdings B.V. and Cavendish Nominees Limited. ******

99.11 Share Purchase Agreement dated October 25, 2001 by and between Jeff L. Howley and Cavendish Nominees Limited.
               ******

99.12 Share Purchase Agreement dated October 25, 2001 by and between Stewart Reich and Cavendish Nominees Limited. ******

99.13 Share Purchase Agreement dated October 25, 2001 by and between Darrell Lauterbach and Cavendish Nominees Limited.
               ******

99.14          Shareholders Agreement, dated as of September 5, 2002*******

99.15          Standstill Agreement, dated as of September 5, 2002*******

99.16 Agreement among Reporting Persons in respect of Schedule 13D Filing, dated as of September 11, 2002*******



* Incorporated by reference to the Schedule 13D/A of Capital International Global Emerging Markets Private Equity Fund, L.P., Capital International Investments, LLC, Capital International, Inc. and Capital Group International, Inc. dated April 12, 2001.

**      Incorporated by reference to the Schedule 13D of Global
        TeleSystems, Inc. dated April 5, 2001.

*** Incorporated by reference to the Schedule 13D of Cavendish Nominees Limited dated May 21, 2001.

**** Incorporated by reference to the Schedule 13D of First NIS Regional Fund SICAV dated May 21, 2001.

*****   Incorporated by reference to the Schedule 13D/A of Global
        TeleSystems, Inc. and others dated May 21, 2001.

****** Incorporated by reference to the Schedule 13D/A of Cavendish Nominees Limited dated November 9, 2001

******* Filed herewith.